Exhibit 99.1

FOR IMMEDIATE RELEASE First Trust/Four Corners Senior Floating Rate Income Fund II Announces Plan for Tender Offer for All Outstanding Auction Market Preferred Shares

         WHEATON, IL - (BUSINESS WIRE) - August 25, 2009 - First Trust/Four Corners Senior Floating Rate Income Fund II (NYSE: FCT) (the "Fund") announced today that, subject to certain conditions, the Fund intends to commence a tender offer for 100% of its outstanding Auction Market Preferred Shares, Series A and Auction Market Preferred Shares, Series B (collectively, the "AMP Shares") at a price equivalent to 97% of the liquidation preference of $25,000 per AMP Share ($24,250 per share) plus any unpaid dividends accrued through the expiration date of the tender offer.

         As of the date hereof, the Fund has not commenced the tender offer, and the description of the tender offer contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell AMP Shares of the Fund. There can be no assurance that any tender offer will be commenced or if commenced that it will be consummated.

TENDER OFFER STATEMENT

         This press release is for informational purposes only and is not an offer to buy, nor the solicitation of an offer to sell, any shares. The full details of any tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will be mailed to holders of AMP Shares promptly following the commencement of the offer. Holders of AMP Shares should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Holders of AMP Shares may obtain free copies, when available, of the offer to purchase, the letter of transmittal and other related materials that will be filed with the Securities and Exchange Commission at the Commission's website at




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CONTACT:  Jeff Margolin - (630) 915-6784

SOURCE:  First Trust/Four Corners Senior Floating Rate Income Fund II